							EXHIBIT 12
	NORTHWEST NATURAL GAS COMPANY
	Ratio of Earnings to Fixed Charges
	Thousands, except per share amount
	(Unaudited)
						12 Months	Three months(1)
						Ended	Ended
	Year Ended December 31,					March 31,	March 31,
	2011	2010	2009	2008	2007	2012	2012
Fixed Charges, as defined:
Interest on Long-Term Debt	$37,515	$39,198	$37,447	$33,605	$34,294	$38,486	$10,252
Other Interest	2,976	1,587	1,937	4,022	4,116	3,062	534
Amortization of Debt Discount and Expense	1,729	1,766	1,503	700	711	1,768	467
Interest Portion of Rentals	2,213	2,130	1,735	1,551	1,523	2,129	536
Total Fixed Charges, as defined	$44,433	$44,681	$42,622	$39,878	$40,644	$45,445	$11,789
Earnings, as defined:
Net Income	$63,898	$72,667	$75,122	$69,525	$74,497	$63,732	$40,607
Taxes on Income	43,382	49,462	46,671	40,678	44,060	43,401	27,873
Fixed Charges, as above	44,433	44,681	42,622	39,878	40,644	45,445	11,789
Total Earnings, as defined	$151,713	$166,810	$164,415	$150,081	$159,201	$152,578	$80,269
Ratio of Earnings to Fixed Charges	3.41	3.73	3.86	3.76	3.92	3.36	6.81

(1)
A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratios of earnings to fixed charges for the interim periods are not necessarily indicative of the results for a full year.